DLA Piper LLP (US)
51 John F. Kennedy Parkway
Suite 120
Short Hills, New Jersey 07078-2704
www.dlapiper.com

Emilio Ragosa, Esq.
Emilio.Ragosa@us.dlapiper.com
T 973.307.3004
F 973.215.2804

October 4, 2019
Via UPS Overnight Delivery

Division of Corporation Finance
Office of Electronics and Machinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Lynn Dicker

Re:	Valeritas Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 6, 2019 Form 10-Q for the Quarterly Period Ended June 30, 2019 Filed August 8, 2019 File No. 001-38038
Dear Ms. Dicker:
On behalf of Valeritas Holdings, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 24, 2019 (the “Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018, filed on March 6, 2019, and Form 10-Q for the Quarterly Period Ended June 30, 2019, filed on August 8, 2019. In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.
Form 10-Q for the Quarterly Period Ended June 30, 2019
Exhibits

1.
We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2019.

RESPONSE:    In response to this comment, the Company has filed amendments to both its Quarterly Report on Form 10-Q for the period ended March 31, 2019 and its Quarterly Report on Form 10-Q for the period ended June 30, 2019. Included with the two aforementioned amendments, as Exhibits 31.1 and 31.2, respectively, are revised certifications that include the required introductory language regarding internal control over financial reporting, in accordance with the Staff’s comments.
We believe this response fully addresses the Staff’s comments. If you have any questions or concerns, please contact Emilio Ragosa of DLA Piper LLP (US), outside legal counsel for the Company, by phone at (973) 307-3004 or by email to Emilo.Ragosa@us.dlapiper.com.

VIA UPS
Division of Corporation Finance
Office of Electronics and Machinery
October 4, 2019

Sincerely,
DLA Piper LLP (US)
By:    /s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.

cc:	Erick Lucera
Chief Financial Officer
Valeritas Holdings, Inc.